13012852

na 3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 01 2013

SEC FILE NUMBER
8- 28729

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Western Advisors

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6440 South Millrock Drive Suite 150
(No. and Street)

Holladay UT 84121
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary W Teran 801-930-6500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mantyla McReynolds LLC
(Name – *if individual, state last, first, middle name*)

178 South Rio Grande St Suite 200 Salt Lake City UT 84101
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/12

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary W Teran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Western Advisors, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEFFREY TERAN
NOTARY PUBLIC • STATE of UTAH
6440 S. MILLROCK DR.
SALT LAKE CITY UT 84121
COMMISSION NO. 651971
COMM. EXP. 01/18/2016

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mantyla McREYNOLDS LLC

Certified Public Accountants

CPA
America counts on CPAs™

To the Board of Directors of First Western Advisors,
Holladay Office
6440 South Millrock Drive
Holladay, UT 84121

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by First Western Advisors and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating First Western Advisors' compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). First Western Advisors' management is responsible for the First Western Advisors' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries which included examining Company's general ledger for the initial disbursement and a copy of the check for the balance due noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working paper entitled SIPC-7 2012 listing all revenue and expense accounts for 2012 noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working paper entitled SIPC-7 2012 listing all revenue and expense accounts for 2012 supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. Mantyla McReynolds noted that this procedure was not applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mantyla McReynolds LLC

Mantyla McReynolds, LLC
February 28, 2013

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working paper entitled SIPC-7 2012 listing all revenue and expense accounts for 2012 noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working paper entitled SIPC-7 2012 listing all revenue and expense accounts for 2012 supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. Mantyla McReynolds noted that this procedure was not applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mantyla McReynolds LLC

Mantyla McReynolds, LLC
February 28, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

028729 FINRA DEC
FIRST WESTERN ADVISORS CORPORATION 18*18
6440 S MILLROCK DR STE 150
SALT LAKE CITY UT 84121-5893

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 28

B. Less payment made with SIPC-6 filed (exclude interest) (29)
9/6/2012
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) -1

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ -1

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ N/A

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Western Advisors
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28 day of February, 20 13.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,807,993
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,575,765
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	116,626
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	104,239
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	3,796,630
. SIPC Net Operating Revenues	$ 11,353
. General Assessment @ .0025	$ $28
	(to page 1, line 2.A.)

FIRST WESTERN ADVISORS

Independent Auditor's Report
and
Financial Statements

December 31, 2012

FIRST WESTERN ADVISORS

Independent Auditor's Report
and
Financial Statements

December 31, 2012

CRD #013623

FIRST WESTERN ADVISORS

Table of Contents

Mantyla MCREYNOLDS LLC
Certified Public Accountants
CPA
America counts on CPAs™

Independent Auditor's Report

Board of Directors and Stockholder
First Western Advisors
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of First Western Advisors [a Utah corporation] as of December 31, 2012, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Western Advisors as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in these schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Mantyla McReynolds LLC

Mantyla McReynolds, LLC
February 28, 2013
Salt Lake City, Utah

Gateway 5 • 178 South Rio Grande Street, Suite 200 • Salt Lake City, Utah 84101 • Tel. (801) 269-1818 • Fax (801) 266-3481 • www.mmacpa.com

FIRST WESTERN ADVISORS
Statement of Financial Condition
December 31, 2012

ASSETS

Current Assets		
Cash and cash equivalents	$	1,443
Commissions receivable		563,625
Marketable securities, at fair value		1,433,438
Prepaid expenses		9,874
Other receivables		27,189
Total Current Assets		2,035,569
Property & Equipment, Net		56,944
Other Assets		
Deposits		67,193
Deferred Tax Asset		58,139
Total Other Assets		125,332
Total Assets	$	2,217,845

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Current Liabilities		
Margin Debt	$	62,644
Accounts payable		9,870
Commissions payable		179,881
Accrued liabilities		5,001
Current deferred tax liability		75,922
Current portion capital lease obligation		4,505
Total Current Liabilities		337,823
Other Liabilities		
Capital lease obligation		11,931
Total Other Liabilities		11,931
Total Liabilities		349,754
Stockholders' Equity		
Preferred stock - 1,000,000 shares authorized, no par value		
Series A non-voting, 1,000,000 authorized, 792,000 issued and outstanding		792,000
Common Stock - 10,000 shares authorized, no par value		
Class A voting, 500 authorized, issued and outstanding		-
Class B non-voting, 9,500 authorized, issued and outstanding		-
Paid-in Capital		5,000
Retained earnings		1,071,091
Total Stockholders' Equity		1,868,091
Total Liabilities and Stockholders' Equity	$	2,217,845

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Statement of Operations
For the Year Ended December 31, 2012

Revenues:		
Commissions	$	1,326,071
Clearing revenue		232,928
Investment advisory fees		2,124,014
Interest and dividends		20,731
Net securities gains (losses)		104,239
Total Revenue		3,807,983
Expenses		
Employee compensation and benefits		2,184,490
Floor brokerage, exchange, and clearance fees		328,572
Communications and data processing		102,230
Occupancy		223,657
Interest		2,707
Loss on loan forgiveness - related party		232,443
Other expenses		296,373
Total Expenses		3,370,472
Net Income (Loss) from Operations		437,511
Net Income (Loss) Before Income Taxes		437,511
Income tax provision (benefit)		91,551
Net Income (Loss)	$	345,960
Less preferred dividend		(64,750)
Net income available to common shareholders	$	281,210
Net Income Per Share:		
Basic and diluted	$	34.60
Basic and diluted available to common shareholders	$	28.12
Weighted Average Shares Outstanding		10,000

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2012

	Preferred Shares		Preferred Stock	Common Shares		Common Paid-in Capital		Retained Earnings		Total Stockholders' Equity
Balance, December 31, 2011	792,000	$	792,000	10,000	$	5,000	$	789,881	$	1,586,881
Preferred Stock Issued										-
Preferred Stock Dividend								(64,750)		(64,750)
Net income (loss) for the period ended December 31, 2012								345,960		345,960
Balance, December 31, 2012	792,000	$	792,000	10,000	$	5,000	$	1,071,091	$	1,868,091

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash Flows From Operating Activities		
Net Income (Loss)	$	345,960
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation		22,740
Loss on loan forgiveness - related party		232,443
Net securities gains		(104,239)
Deferred Taxes		91,551
(Increase) decrease in commissions receivable		(72,477)
(Increase) decrease in other receivables		4,968
(Increase) decrease in prepaid expenses		7,396
(Increase) decrease in other assets		34,362
Increase (decrease) in accounts payable		(26,611)
Increase (decrease) in commissions payable		(299,954)
Increase (decrease) in accrued liabilities		(8,496)
Net Cash Used for Operating Activities		227,643
Cash Flows From Investing Activities		
Purchase of equipment		-
Proceeds from sale of equipment		6,004
Purchase of investments		(1,313,404)
Proceeds from sale of investments		1,197,621
Net Cash From Investing Activities		(109,779)
Cash Flows From Financing Activities		
Payments on margin debt		(64,288)
Payments on capital lease		(7,668)
Payment of preferred dividend		(64,750)
Net Cash From Financing Activities		(136,706)
Net Increase (Decrease) in Cash		(18,842)
Beginning Cash Balance		20,285
Ending Cash Balance	$	1,443
Supplemental Disclosures:		
Cash paid for income taxes	$	100
Cash paid during the year for interest	$	2,707

See accompanying notes to financial statements

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Background

First Western Advisors is a Broker/Dealer offering various types of investment opportunities. The Company was incorporated under the laws of the State of Utah in July, 1982. The Company is registered as a Securities Broker/Dealer with the Securities and Exchange Commission [SEC] and is a member of the Financial Industry Regulatory Authority [FINRA]. The Company is headquartered in Salt Lake City, Utah and it maintains licensing and registration in a majority of the states in the United States.

Marketable Securities

Marketable securities are treated as trading securities for accounting purposes and are adjusted to fair value at the end of each accounting period, with the corresponding gains and losses recorded in the Statement of Operations. The fair value is based on the closing quote price of each individual security.

Commissions Receivable

The Company records commissions when earned. Commissions receivable are periodically reviewed to determine whether the amounts are collectible. Commissions receivable are written off when they are determined to be uncollectible. As of December 31, 2012, the allowance for doubtful accounts is $0.

Income Taxes

The Company applies Financial Accounting Standards Board (FASB), ASC 740, "Income Taxes," which uses the asset and liability method of accounting for income taxes. The asset and liability method requires that the current or deferred tax consequences of all events recognized in the financial statements are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable or refundable currently or in future years. The Company classifies interest and penalties related to taxes as Other Expenses. The Company recorded no interest or penalties for the year ended December 31, 2012.

Advertising and Marketing

The Company expenses advertising and marketing costs as they are incurred.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees are received quarterly in arrears but are recognized as earned.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings per Share

In accordance with ASC Topic 260, "Earnings per Share," Basic earnings (loss) per common share is computed by dividing net income/(loss) available to common shareholders by the weighted average of common shares outstanding for the period. Net income/(loss) available to common shareholders represents net income/(loss) reduced by an allocation of cumulative preferred dividends. Diluted earnings per common share is calculated by adjusting the weighted average outstanding shares to assume conversion of all potentially dilutive common share equivalents. There are no common stock equivalents outstanding; thus, basic and diluted income or loss per share calculations are the same.

Statement of Cash Flows

For purposes of the statements of cash flows, the Company considers cash on deposit in the bank and money market funds to be cash.

Financial Instruments

All of the instruments within financial instruments owned, including cash and marketable securities, are measured at fair value as required by accounting pronouncements. These instruments primarily represent the Company's investment activities and include both cash and marketable securities.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the economic useful life of the improvement.

Impact of New Accounting Pronouncements

The Company has reviewed all recently issued, but not yet adopted, accounting standards in order to determine their effects, if any, on its results of operation, financial position or cash flows. Based on that review, the Company believes that none of these pronouncements will have a significant effect on the financial statements.

NOTE B CASH AND CASH EQUIVALENTS

Cash is comprised of cash on deposit in the bank and money market funds through brokerage firms. The Company is insured by SIPC up to a ceiling of $500,000, including a maximum of $250,000 for cash claims. Everything above those limits would be a concentration risk. The Company does not currently exceed its insured limit.

NOTE C PROFIT SHARING PLAN/401K PLAN

The Company maintains a defined contribution profit sharing plan and a 401K plan for its full-time employees. Contributions to these plans are discretionary. The Company contributed $35,936 during 2012.

NOTE D SIGNIFICANT CONCENTRATIONS

The Company is headquartered in Salt Lake City, Utah. It has no single customer that represents a significant portion of total revenue. Additionally, the Company maintains licensing and registration in a majority of the states in the United States. The Company receives commissions from various wholesalers. Commissions are accrued when the transaction occurs. Even though these are non-collateral receivables, they are not accrued until the wholesalers have received payment from the customer. Nonetheless, should the wholesalers fail to perform according to the terms of their agreement, the Company would be required to seek relief through the legal system as an unsecured creditor.

NOTE E MARKETABLE SECURITIES

Marketable securities consist of trading and investment securities recorded at fair value as follows:

Mutual funds	$ 1,433,438
Total Marketable Securities	$ 1,433,438

The unrealized holding gain on trading securities has increased by $95,276 during the year 2012 to be $861 from an unrealized holding loss of $94,415 as of December 31, 2011. This increase has been included in current earnings. The cost basis of the marketable securities is $1,434,299.

NOTE F RELATED PARTY LOAN

Starting in 2009 the Company loaned $237,727 to a company partially owned by Company's sole shareholder. During 2012 no principal or interest payments were received by the Company. The related party is insolvent due to operating losses and it has been determined that the loan is worthless. The Company has written off the balance on this loan.

NOTE G LEASES

The Company entered into a lease agreement on June 15, 2007 for their current office space. The lease is for a six-year term which will expire on June 30, 2013 with current monthly rent of $17,488. Office rent expense for 2012 was $210,352.

NOTE G LEASES (Continued)

The following is a schedule by years of future minimum lease payments required by operating leases.

Year	Required Minimum Lease Payments	
2013	$	104,928
	$	104,928

The Company has a capital lease for office equipment with an implied interest rate of 6% due in monthly installments of $354 through January 2017. As of December 31, 2012 the Company had a liability of $16,436 with current principal due of $4,505. This obligation is secured by the equipment. The balance sheet includes $16,805 in equipment under this capital lease with accumulated depreciation of $3,680. Depreciation on the asset for the year is $3,680. This balance is included with other equipment on the balance sheet.

The following is a schedule of minimum lease payments on this lease:

Year	Amount
2013	5,440
2014	4,248
2015	4,248
2016	4,248
2017	354
Total	$ 18,538

NOTE H INCOME TAXES

The provision (benefit) for income taxes consists of the following:

Current taxes	$ -
Deferred taxes	(91,551)
	$ (91,551)

FIRST WESTERN ADVISORS
Notes to Financial Statements
December 31, 2012

NOTE H INCOME TAXES (continued)

The 2012 net deferred tax accounts include the following amounts of deferred tax assets and liabilities:

	Taxable Temporary Difference	Expected Tax Rate	Deferred Tax Asset (Liability)
Current deferred tax liability			
Federal	(574,360)	15%	$ (86,154)
State	(574,360)	5%	(28,718)
Total current net deferred tax asset (liability)			$ (114,872)
Current deferred tax asset			
Federal	194,751	15%	29,213
State	194,751	5%	9,738
Total current net deferred tax asset (liability)			$ 38,950
Net current deferred tax asset (liability)			$ (75,922)
Non-current deferred tax liability			
Book/Tax depreciation difference			
Federal	(23,095)	15%	(3,464)
State	(23,095)	5%	(1,155)
Total non-current deferred tax liability			$ (4,619)
Non-current deferred tax asset			
Net operating / capital loss carryforwards			
Federal	313,790	15%	47,069
State	313,790	5%	15,690
Total non-current deferred tax asset			$ 62,758
Net non-current deferred tax asset (liability)			$ 58,139
Net deferred tax asset (liability)			$ (17,783)

The deferred tax liability results from differences in book and tax depreciation as of December 31, 2012.

FIRST WESTERN ADVISORS
Notes to Financial Statements
December 31, 2012

NOTE H INCOME TAXES (continued)

The Company has the following carry forwards available at December 31, 2012:

Operating Loss Carryforwards		Other Carryforwards	
Expires	Amount	Expires	Amount
2028	44,845	2013	500
2029	252,849	2014	1,100
2030	1,070	2015	745
		2016	1,100

A reconciliation of the difference between the expected income tax expense or income computed at the combined federal and state statutory income tax rates (20%) and the Company's income tax expense is shown in the following table:

Expected Vs. Actual Reconciliation: Estimated income tax expense		
Expected provision (benefit) [taxes on federal income before taxes]	$	92,050
Non-deductible Expenses		1,310
Tax-exempt Income		(1,809)
Graduated rates		-
Benefit of Operating loss Carryforwards		-
Total Actual Provision (benefit)	$	91,551

The Company has evaluated its tax positions for uncertainties and determined that any required adjustments would not have a material impact on the Company's statements of financial condition, operations, or statement of cash flows.

All years prior to 2009 are closed by expiration of the statute of limitations. The tax year ended December 31, 2009, will close by expiration of the statute of limitations in April 2013. The years ended December 31, 2010, 2011 and 2012 are open for examination.

FIRST WESTERN ADVISORS
Notes to Financial Statements
December 31, 2012

NOTE I PROPERTY

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the economic useful life of the improvement. The major classes of assets as of the balance sheet date are as follows:

Asset Class	Cost	Accumulated Depreciation/ Amortization	Net Book	Method/Life
Equipment	$128,716	$87,974	$40,742	SL/5-7 years
Leasehold Improvements	36,042	19,840	16,202	SL/10 years
Total	$164,758	$107,814	$56,944	

Depreciation expense was $22,740 during 2012.

NOTE J NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital of $250,000. At December 31, 2012, the Company had net capital of $1,460,569 which was $1,210,569 in excess of its required net capital of $250,000.

NOTE K PREFERRED STOCK

During 2000, the Company amended its articles of incorporation to authorize the issuance of 1,000,000 shares of no par value Preferred Stock. The Series A Preferred Shares accumulate dividends at a rate of $0.015625 per share per quarter, but are only payable upon declaration by the board of directors. On December 28, 2008, the Company issued 500,000 shares of Series A Preferred Stock for $1 per share, $500,000 total. An additional 146,000 shares were issued in 2010 and another 146,000 shares were issued in 2011 at $1 per share. The cumulative preferred dividends for the year ending December 31, 2012 were $64,750. The Company paid $64,750 in dividends during 2012. As of December 31, 2012, there were no dividends unpaid. Dividends to other classes of stock are restricted until cumulative dividends are paid to Series A Preferred shares. The Series A Preferred Shares have liquidation preferences over other classes of stock up to the amount of $1 per share.

FIRST WESTERN ADVISORS
Notes to Financial Statements
December 31, 2012

NOTE L FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurement and Disclosures, defines fair value, establishes a framework for measuring fair value, and requires enhanced disclosures about fair value measurements. ASC 820 requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy as defined in the standard. The fair value hierarchy is defined into the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

NOTE L FAIR VALUE MEASUREMENTS

The following table provides our financial assets and liabilities carried at fair value and measured on a recurring basis as of December 31, 2012:

		Fair Value Measurements Using:		
Description	Total Fair Value at December 31, 2012	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant Unobservable inputs (Level 3)
Marketable securities	$ 1,433,438	$ 1,433,438	$ -	$ -

NOTE M SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2013, the date the financial statements were available to be issued, and has concluded that no recognized or non-recognized subsequent events have occurred since its fiscal year ended December 31, 2012.

FIRST WESTERN ADVISORS
Supporting Schedules
December 31, 2012

The audit has been made primarily for the purpose of expressing an opinion on the basic financial statements, taken as a whole. The following supporting schedules, although not considered necessary for a fair presentation of the financial condition, changes in stockholder's equity, and income in conformity with U. S. generally accepted accounting principles, are presented for supplementary analysis purposes, and have been subjected to the audit procedures applied in the audit of the basic financial statements. The following schedules and statements pertain to the Company's reporting responsibilities to the Securities and Exchange Commission [SEC] and the Financial Industry Regulatory Authority [FINRA].

FIRST WESTERN ADVISORS
Computation of Net Capital
December 31, 2012

Net Capital		
Total stockholders' equity	$	1,868,091
Deduct stockholder's equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		1,868,091
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits:		
Deferred tax liability		-
Fixed liability secured by equipment		-
Total capital and allowable subordinated borrowings		1,868,091
Deductions and/or charges:		
Nonallowable assets:		
Securities not readily marketable		-
Exchange memberships		-
Prepaid income taxes		-
Furniture, equipment, and leasehold improvements, net		(56,944)
Deferred tax asset		(58,139)
Other Assets		(54,256)
Net capital before haircuts on securities positions		1,698,752
Haircuts on securities		
Contractual securities commitments		-
Securities collateralizing secured demand notes		-
Trading and investment securities		(238,183)
Net capital	$	1,460,569
Aggregate indebtedness		
Items included in statement of financial condition:		
Payable to brokers and dealers	$	179,881
Other accounts payable and accrued expenses		93,951
Total aggregate indebtedness		273,832
Computation of basic net capital requirement		
Minimum net capital required	$	18,255
Minimum net capital requirement		18,255
Net capital requirement (statutory)		250,000
Excess net capital	$	1,210,569
Excess net capital at 1500%	$	1,419,494
Excess net capital at 1000%	$	1,433,186
Ratio: Aggregate indebtedness to net capital		.19 to 1

See auditors' report on supplementary information

FIRST WESTERN ADVISORS
Report of Reconciliation with Focus Filing
For the Year Ended December 31, 2012

Net Capital, as reported in Company's Part II (Unaudited) Focus Report	$	1,414,908
Allowable assets erroniously reported as nonallowable:		-
Differences due to offsetting various asset accounts against related liabilities		-
Audit adjustments to record additional compensation		-
Other audit adjustments (net)		45,661
Other items (net)		-
Net Capital per the preceding	$	1,460,569

See auditors' report on supplementary information

FIRST WESTERN ADVISORS
Schedule of Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
For the Year Ended December 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph K (2) (ii)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold funds or securities of customers and therefore makes no computation for determination of reserve requirements pursuant to the rule.

FIRST WESTERN ADVISORS
Information Relating to the Possession or Control Requirements
Under Rule 15c3-3
For the Year Ended December 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph K (2) (ii)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold funds or securities of customers and retains no possession or control of such. The Company therefore has no information to report relating to the possession or control requirements under Rule 15c3-3.

Mantyla MCREYNOLDS LLC
Certified Public Accountants
CPA
America counts on CPAs™

AUDITORS' REPORT ON INTERNAL CONTROL

Members
First Western Advisors
Salt Lake City, Utah

In planning and performing our audit of the financial statements and supplemental schedules of First Western Advisors (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mantyla McReynolds LLC

Mantyla McReynolds, LLC
February 28, 2013
Salt Lake City, Utah